SE( 06006081 IISSION

AB 3/28/06

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66666 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELBOURNE SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 MAPLE STREET, SUITE 101

(No. and Street)

SUMMIT, NJ 07901

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD LAMOTTE (201) 266-0637

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP

(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 920, NEW YORK, NY 10036

(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 152 SECTION

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, RONALD LAMOTTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELBOURNE SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

Devry B Pazant
Notary Public, State of New Jersey
My Commission Expires June 5, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SHELBOURNE SECURITIES LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2005

# SHELBOURNE SECURITIES LLC

## FINANCIAL STATEMENTS
## DECEMBER 31, 2005

**Contents**

BERSON & CORRADO LLP CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

**Independent Auditor's Report**

To the Member
Shelbourne Securities LLC

We have audited the accompanying statement of financial condition of Shelbourne Securities LLC as of December 31, 2005 and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Shelbourne Securities LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Berson & Corrado, LLP*

New York, New York
February 24, 2006

# SHELBOURNE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 299,223 |
| Recievable from broker | | 8,000 |
| Other assets | | 2,547 |
| **Total assets** | $ | 309,770 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 13,377 |
| **Member's equity** | | 296,393 |
| **Total Liabilities and Member's equity** | $ | 309,770 |

*See accompanying notes.*

# SHELBOURNE SECURITIES LLC

STATEMENT OF OPERATIONS

| | | YEAR ENDED DECEMBER 31, 2005 |
|---|---|---|
| **Revenue** | | |
| Commissions income | $ | 209,148 |
| Realized gains on investments | | 40,568 |
| Interest income | | 2,138 |
| Total revenue | | 251,854 |
| **Expenses** | | |
| Employee compensation, taxes and benefits | | 98,342 |
| Rent | | 18,000 |
| Professional fees | | 60,866 |
| Telephone | | 2,000 |
| Travel and entertainment | | 1,379 |
| Marketing | | 11,453 |
| Regulatory dues and fees | | 2,850 |
| Miscellaneous | | 4,913 |
| Clearance fees | | 20,275 |
| Total expenses | | 220,078 |
| **Operating income** | | 31,776 |
| **Other expenses** | | |
| Taxes | | (675) |
| Loss on disposal of assets | | (2,452) |
| | | (3,127) |
| **Net income** | $ | 28,649 |

*See accompanying notes.*

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | YEAR ENDED DECEMBER 31, 2005 |
|---|---|
| **Balance - January 1,** | $ 193,744 |
| **Contributions** | 74,000 |
| **Net income** | 28,649 |
| **Balance - December 31,** | $ 296,393 |

*See accompanying notes.*

# SHELBOURNE SECURITIES LLC

STATEMENT OF CASH FLOWS

| | | YEAR ENDED DECEMBER 31, 2005 |
|---|---|---|
| **Cash flows from operations** | | |
| Net income | $ | 28,649 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities | | |
| Increase in broker recievable | | (8,000) |
| Increase in other assets | | (95) |
| Increase in accounts payable and accrued expenses | | 13,317 |
| Net cash provided by operating activities | | 33,871 |
| **Cash flows from financing activities** | | |
| Capital contributed | | 74,000 |
| Net cash provided by financing activities | | 74,000 |
| Increase in cash | | 107,871 |
| **Cash - beginning of year** | | 191,352 |
| **Cash - end of year** | $ | 299,223 |

*See accompanying notes.*

*Note 1 - Organization and Business Activity*

Shelbourne Securities LLC (the "Company"), was organized in June 2004 pursuant to the laws of the State of Delaware and is a wholly owned subsidiary of Shelbourne Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of March 1, 2005, the Company became subject to regulations by the NASD.

*Note 2 - Summary of Significant Accounting Policies*

***Revenue Recognition and Commissions Receivable*** **-** Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

***Cash and Cash Equivalents*** **-** For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent

***Use of Estimate in Financial Statements*** **-** In preparing financial statements in conformity with generally accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Note 3 - Net Capital Requirement*

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 8 times net capital, as defined during its first year of operations. At December 31, 2005, the Company's net capital ratio was 0.05:1.0, and its net capital was $285,846 as compared with required net capital of $100,000.

*Note 4 – Expense Sharing Agreement*

The Company entered into an expense sharing agreement in August 2004, effective January 2005 with Liberty Corner Cash Management LLC, a related party. The Company has requested Liberty Corner Cash Management LLC to make available certain properties and provide for performance of certain services to the Company. The term of this agreement is for one year commencing the effective date, and shall thereafter be automatically renewed on a year-to-year basis unless and until terminated in writing not less than thirty (30) days prior to expiration of an annual term.

Rent expense for the year ended December 31, 2005 amounted to $18,000.

*Note 5 - Concentrations*

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

*****

# SHELBOURNE SECURITIES LLC

## SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15C3-1

| | | DECEMBER 31, 2005 |
|---|---|---|
| Total member's equity | $ | 296,393 |
| Deductions and/or charges | | |
| Non-allowable assets | | 10,547 |
| Net capital before haircuts on securities positions | | 285,846 |
| Haircuts on securities | | -.- |
| Net capital | | 285,846 |
| Less: Minimum capital requirements | | 100,000 |
| Excess net capital | $ | 185,846 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 13,377 |
| Aggregate indebtedeness | $ | 13,377 |
| Ratio of aggregate indebtedness to net capital | | 0.05:1.0 |

There are no material differences between the computaion of net capital presented above, and the computation of nat capital reported in the Company's unaudted Form X-17A-5, Part II-A filings as of December 31, 2005.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

**Independent Auditor's Report on Internal Control**

To the Member
Shelbourne Securities LLC

In planning and performing our audit of the financial statements of Shelbourne Securities LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (" the Commission"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness ( or aggregate debits) an net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Shelbourne Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
February 24, 2006